EXHIBIT 99.1

AN0C and Government Hold National Conference in Beijing on Stevia, Its Role in Rural Development & Health and Wellness in China

VANCOUVER, B.C., Aug. 12, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products, announces that the Company will hold a joint conference on August 29, 2011 in Beijing with the Chinese government. There are two objectives for this event. The first objective is to highlight the benefits of all-natural zero-calorie stevia and how growing it is helping the Xiaogang Rural Economic Development Project, and that stevia sweetened beverage and food products will improve China's health and wellness. The second objective is to formally announce the launch of six main beverage product lines as well as four functional drinks that are zero calorie and sweetened with stevia nationwide. GLG and AN0C will be the first company to have such an extensive line of zero calorie stevia sweetened products distributed nationally in China.

This event will strengthen the communication of the Xiaogang economic development success story and the major role that the AN0C business played in its development, and education of the Chinese people on the importance of diet in their health and wellness. Key government leaders will be participating to discuss the Xiaogang rural development model and the role that the AN0C business has played in its success. The media event is a unique opportunity that brings together AN0C™ branded products, the original Xiaogang farmers with their government officials to join hands alongside China's key health organizations and industry associations to recognize and celebrate the value that all-natural zero-calorie stevia offers the country, economically and for health and wellness.

More than 10 national leading health experts, including Professor Hong Zhao Guang, whose books or TV shows have been read or watched by over 200 million middle class people in China, will be participating in this important event to help in the education and awareness of diet in furthering better health and wellness.

AN0C will be offering its zero calorie beverage products to be sampled by the participants attending the event. Those being tasted will include AN0C products that are already available in stores nationwide such as ready-to-drink teas and vitamin enriched waters. Other soon to be launched products such as juice milks, carbonated soft drinks, children's drinks and herbal teas will also be available for sampling.

China's National Olympic Swim Team will also be at the event for an official signing ceremony with AN0C company officials to celebrate the recent sponsorship agreement. The swim team is exclusively endorsing the AN0C™ brand of ready-to-drink line of teas.

The event is expected to be well attended, including many China-based local and foreign media are expected to participate.

Dr. Luke Zhang, Chairman and CEO of both GLG Life Tech Corporation and AN0C enthusiastically stated, "This event will really demonstrate how quickly China has embraced the potential of stevia sweetened products and how AN0C's zero calorie stevia sweetened products not only taste good but also reduce the amount of sugar intake for consumers. Our Company strongly supports the Government's efforts to promote health and wellness to the Chinese people through a better diet and a reduction in daily sugar intake. We are also very proud of our contribution to the economic development of Xiaogang Village that has brought increased prosperity to this rural area through value-added farming of stevia and local jobs. We are also pleased to see leading health experts and recognized national health societies joining us for this event. I am very pleased to see that the years of dedicated research and development we have devoted to stevia as a 'third generation sweetener' is now being recognized by so many at a national level within China and globally."

Katzu Cheng, President of AN0CTM said, "We are delighted to have this opportunity to share in an update on AN0C's success to date and give everyone an opportunity to try our new beverages. By the end of October of this year, we plan to have launched 36 new beverage SKUs, nationally."

GLG and AN0C are in a strong position to bring healthier food and beverages to Chinese consumers and in so doing help combat serious health issues facing the nation today - obesity and diabetes. As a result of these initiatives, GLG and its joint venture AN0C™ business continue to receive key support from the local Xiaogang government, the Anhui Provincial government and the Central government.

Details of the press conference are as follows:

Time:	From 9:00 to 11:00 am on Monday August 29th
Location:	Beijing Diaoyutai State Guesthouse
Address:	No.2 Fucheng Road, Haidian District, Beijing, China 100830

This event is expected to attract considerable domestic attention. Due to the limited number of invitations available for attending, we encourage you to contact us immediately if you plan to join us in Beijing, China. Please address your interest to:

Charles Tremewen
Director of Marketing + Communications
+604-669-2602 Ext. 103
charles.tremewen@glglifetech.com

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

About Diaoyutai State Guesthouse

The Diaoyutai State Guesthouse is a historic hotel and guesthouse complex in Beijing, China. It includes a number of buildings, houses and gardens. The name "Diaoyutai" means "angling platform", and is so named because the site was a favourite fishing spot of Emperor Zhangzong of Jin China. The hotel complex was also mentioned as one of the Ten Great Buildings, a list of landmarks constructed in 1959 for the 10th anniversary of the People's Republic of China. The Guesthouse is used to house visiting foreign dignitaries and provincial government officials. During the Cultural Revolution, it was the permanent residence of Jiang Qing, or Madame Mao. The Guesthouse is located in Beijing's Haidian District, to the west of Sanlihe Road and to the east of Yuyuantan Park.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com